FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number ___000-1300308_____________________

                     WaveRider Communications (Canada) Inc.
                 (Translation of registrant's name into English)

                     255 Consumers Road, Suite 500, Toronto,
                            Ontario, Canada, M2J 1R4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F....X... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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(c)  Exhibits

Exhibit
Number                              Exhibit Title or Description
-------                             ----------------------------
99.01 Press release entitled "WaveRider Announces Adjournment of Annual General Meeting", dated September 27, 2004.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                WaveRider Communications (Canada) Inc.

                                By: /s/ T. Scott Worthington
                                    --------------------------
                                    T. S. Worthington
                                    Vice President and
                                    Chief Financial Officer




Date: September 28, 2004